UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                              SWVA BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                    785040106
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 3, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No.  785040106

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[ ]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                       7    Sole Voting Power
                            26,000 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting      9    Sole Dispositive Power
   Person With              26,000 shares

                  10   Shared Dispositive Power
                            0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             26,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             5.0%

   14   Type of Reporting Person
        IN

   Item 1.      Security and Issuer

             This Schedule 13D is being filed by Richard J. Nelson and relates to the common stock, $.10 par value (the "Common Stock"), of SWVA Bancshares (the "Issuer"). The address of the principal executive offices of the Issuer is 302 Second Street, Roanoke, Virginia 24011.

   Item 2.      Identity and Background

        (a)-(c) Mr. Nelson is self-employed as a banking consultant with LaSalle Capital Management, Inc., and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007.

        (d)-(e) During the past five years, Mr. Nelson has not been convicted in a criminal proceeding (excluding traffic violations).

        On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants LaSalle/Kross Partners, Limited Partnership (the "Partnership"), the general partners of the Partnership, Peter T. Kross and Mr. Nelson (collectively, the "defendants" or the "Group"). The lawsuit requested injunctive relief and claimed that the defendants had made a false and misleading Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. On February 11, 1997, the Court entered a Memorandum Opinion and Order granting in part and denying in part Standard Financial's request for injunctive relief. On March 19, 1997, the Court modified that order. The Court ordered, among other things, that (1) the Group amend its Schedule 13D with respect to Standard Financial to reflect the Group's "purpose to acquire control over and influence the policies of Standard by electing the Partnership's own nominees to Standard's board of directors"; (2) "Defendants are temporarily enjoined from purchasing or selling any shares, in their individual capacities or on behalf of the
   Section 13(d) group, but not in a licensed or registered capacity, or otherwise seeking control of Standard until seven days after they have filed [an] amended Schedule 13D" in compliance with the Court's order; and
   (3) "Defendants are temporarily enjoined from violating Section 13(d) and ordered to amend Schedule 13D with regard to Standard from time to time as necessary to comply with federal law." Thereafter, the defendants promptly complied with the Court's order and filed an amended Schedule 13D.

        (f)  Mr. Nelson is a citizen of the United States.

   Item 3.      Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by Mr. Nelson to acquire his shares as reported herein is $435,263. Such funds were provided from Mr. Nelson's capital. The shares beneficially owned by Mr. Nelson are held in an individual retirement account operated by J.C. Bradford & Co.

   Item 4.      Purpose of Transaction

        Mr. Nelson's goal is to profit from appreciation in the market price of the Common Stock. Mr. Nelson expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing his own nominee to the Issuer's board of directors, with the intent of influencing a business combination involving the Issuer.

        By letter dated September 10, 1997, Mr. Nelson stated his intent to nominate Dewey W. Chapple, Jr. for election as a director of the Issuer at the 1997 Annual Meeting of Stockholders. A copy of that letter is attached as Exhibit 1. Prior to that letter, Mr. Nelson had corresponded with the Issuer regarding the possibility of Mr. Chapple's becoming a Board nominee for election to the Board of Directors of the Issuer. The Board refused to nominate Mr. Chapple.

        Mr. Nelson is currently requesting J.C. Bradford & Co. (which holds, in an individual retirement account, the shares beneficially owned by Mr. Nelson) to request that Cede & Co., the nominee of The Depository Trust Company, demand of the Issuer certain stock ledger, stockholder list, and books and records of the Issuer. The completion of such a demand in the form contemplated would allow Mr. Nelson to inspect the stock ledger, stockholder list, and books and records of the Company, as well as allow Mr. Nelson access to other stockholder-related information in the possession of the Issuer or its agents or representatives.

        Mr. Nelson's purpose in seeking a representative on the Board of Directors is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. Mr. Nelson is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, Mr. Nelson has such a purpose.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, Mr. Nelson is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. Mr. Nelson has no present plans to cross these numerical thresholds.

        Mr. Nelson intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further his objectives. Mr. Nelson may make further purchases of shares of the Common Stock or may dispose of any or all of his shares of the Common Stock at any time. At present, and except as disclosed herein, Mr. Nelson has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. Mr. Nelson intends to continue to explore the options available to him. Mr. Nelson may, at any time or from time to time, review or reconsider his position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.      Interest in Securities of the Issuer

        (a)-(b) Mr. Nelson beneficially owns 26,000 shares of the Common Stock, constituting approximately 5.0% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period
   ended March 31, 1997.   (According to a press release of the Issuer dated
   August 15, 1997, as of that date the Issuer had 510,984 shares outstanding. If that figure is used, Mr. Nelson beneficially owns shares of the Common Stock constituting 5.1% of the issued and outstanding shares of the Common Stock.) Mr. Nelson has sole voting and investment power with respect to those shares.

        (c) The following transactions are the only purchases of the Common Stock made by Mr. Nelson, all of which were made in over-the-counter purchases:

               DATE            NUMBER OF SHARES           COST PER SHARE
             4/30/97                20,000                    $15.97
              9/3/97                6,000                     $19.00


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                None.

   Item 7.      Material to be Filed as Exhibits

        No.       Description
        1         Letter from Richard J. Nelson to Barbara C. Weddle, dated
                  September 10, 1997.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     September 10, 1997


                                 /s/ Richard J. Nelson
                                 Richard J. Nelson